Exhibit 21.1

Subsidiaries of Diplomat Pharmacy, Inc.

Subsidiary	State of Formation
Envoy Health Management, LLC d/b/a Diplomat Pharmacy Services	Michigan
Navigator Health Services, LLC	Michigan
Diplomat Health Services, LLC	Michigan
Diplomat Specialty Pharmacy of Flint, LLC	Michigan
Diplomat Specialty Pharmacy of Grand Rapids, LLC	Michigan
Diplomat Specialty Pharmacy of Chicago, LLC	Michigan
Diplomat Specialty Pharmacy of Ft. Lauderdale, LLC	Michigan
Diplomat Specialty Pharmacy of Southern California, LLC	Michigan
Ambassador Compounding, LLC	Michigan
Diplomat Specialty Pharmacy Great Lakes Distribution Center, LLC	Michigan
DSP Flint Real Estate, LLC	Michigan
DSP-Building C, LLC	Michigan
Diplomat Corporate Properties, LLC	Michigan
Diplomat Holding, LLC	Michigan
Diplomat Infusion Services, LLC	Michigan
Diplomat Health Management, LLC	Michigan
American Homecare Federation, Inc.	Connecticut
MedPro Rx, Inc.	North Carolina